Exhibit 10.1

PROPOSAL EIGHT: AMENDMENT TO THE GLOBAL INDEMNITY PLC SHARE INCENTIVE PLAN

On February 8, 2015, our Board adopted, subject to shareholder approval, Amendment No. 1 (the “Share Incentive Plan Amendment”) to the Global Indemnity plc Share Incentive Plan (the “Share Incentive Plan”). We are asking our shareholders to approve the Share Incentive Plan Amendment to increase the maximum number of shares underlying stock options that may be granted to a participant from 100,000 to 300,000 during any fiscal year.

We believe that the proposed increase will provide us with the flexibility we expect we will need in determining the elements of equity compensation for each of our senior executives and directors through February 9, 2019. In addition, the primary purpose of the Share Incentive Plan is to provide Global Indemnity a competitive advantage in attracting, retaining and motivating officers, employees, consultants and non-employee directors, and to provide Global Indemnity with a share plan providing incentives linked to the financial results of the Company’s business and increases in shareholder value. The Share Incentive Plan Amendment helps effectuate this purpose.

We are asking shareholders to approve the Share Incentive Plan Amendment in order, to the extent permitted by law, to preserve the tax deductible status for certain awards granted under the Share Incentive Plan. The Share Incentive Plan would authorize performance-based stock awards that would give the Company the flexibility to structure stock-based awards as performance-based within the meaning of Section 162(m) of the Internal Revenue Code of `1986, as amended (the “Code”).

Section 162(m) generally denies a tax deduction to any publicly held corporation for certain compensation paid to the chief executive officer and the three most highly paid executive officers, other than the chief executive officer and the chief financial officer, of the corporation (collectively, the “covered employees”) in a taxable year to the extent that compensation to a covered employee exceeds $1.0 million. However, certain types of compensation, including “qualified performance-based compensation,” are exempt from this deduction limitation. In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) of the Code generally requires, among other things, that (i) the compensation must be paid solely upon account of the attainment of one or more pre-established objective performance goals, (ii) the performance goals must be established by a compensation committee comprised of two or more “outside directors,” (iii) the material terms of the performance goals (including the maximum amount of compensation that could be paid to the employee) must be disclosed to and approved by the Shareholders, and (iv) the compensation committee of “outside directors” must certify that the performance goals have been met prior to payment.

Section 162(m) of the Code contains a special rule for stock options and stock appreciation rights, which provides that stock options and SARs will satisfy the qualified performance-based compensation exception if the awards are made by a qualifying compensation committee, the plan sets forth the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date.

The Board of Directors believes that it is in the best interests of the Company and its shareholders for the Company to provide an incentive plan under which compensation awards made to covered employees can be deducted by the Company for federal income tax purposes. If Shareholders do not approve the Amended and Restated Plan, the Company may not be entitled to a tax deduction for some or all of the performance-based compensation paid to its covered employees under Section 162(m) of the Code.

Anticipated Future Equity Awards

The Company has made a contingent grant to our CEO of options to acquire 300,000 A ordinary shares and a contingent grant to an employee of options to acquire 200,000 A ordinary shares. Each grant is subject to shareholder approval of the Share Incentive Plan Amendment as the Annual General Meeting. Other than these contingent grants, the benefits that will be awarded or paid under the Share Incentive Plan in the future cannot currently be determined. The number of awards (if any) that an employee or director may receive under the Share Incentive Plan is in the discretion of the Compensation and Benefits Committee and the committee has not determined future awards or who receive them except for the identified contingent grants. If the Share Incentive Plan Amendment is approved, these contingent grants will be effective. If shareholder approval is not obtained, then these grants will not be effective.

By way of background, please see the “Compensation Discussion and Analysis” and related compensation tables for a discussion of our executive compensation philosophy and for information regarding equity awards to our named executive officers in fiscal year 2014. In addition, the table below sets forth the estimated awards of all types to be made under the Share Incentive Plan during the fiscal year ending December 31, 2015. In addition, as described below under “Director Compensation”, pursuant to our director compensation program, our non-employee directors are eligible to receive an annual retainer to be paid in part in restricted Global Indemnity A ordinary shares, subject to certain parameters.

New Plan Benefits

Share Incentive Plan

Name and Position	Dollar Value ($)		Number of A Ordinary Shares
Cynthia Y. Valko, Chief Executive Officer	2,361,000	(1)	300,000	(1)
Thomas M. McGeehan, Executive Vice President and Chief Financial Officer		(2)		(2)
William J. Devlin, Jr., Executive Vice President and Chief Claims and Operations Officer of Global Indemnity Group		(2)		(2)
Matthew B. Scott, Executive Vice President and Chief Marketing Officer of Global Indemnity Group		(2)		(2)
Stephen Green, President of Global Indemnity Re		(2)		(2)
Executive Group		(2)		(2)
Non-Executive Director Group		(2)		(2)
Non-Executive Officer Employee Group	1,738,000	(3)	200,000	(3)

(1)	Includes options to acquire 300,000 A ordinary shares with an estimated fair value of $7.87 per option. For a discussion of the options, see “Employment Agreements – Agreements and Arrangements – Cynthia Y. Valko” below.
(2)	Not determinable at this time.
(3)	Includes options to acquire 200,000 A ordinary shares with an estimated fair value of $8.69 per option.

Currently Available Shares and Outstanding Awards under the Share Incentive Plan

As of April 3, 2015, 298,894 restricted A ordinary shares and options to acquire 25,000 A ordinary shares had been granted under the Share Incentive Plan since its adoption in 2014, and 1,701,106 A ordinary shares remained available for future grants (not including the identified contingent grants). The 25,000 options to acquire A ordinary shares have been forfeited. After taking into consideration the contingent grants, there would be approximately 1,201,206 A ordinary shares remaining for future grants under the Share Incentive Plan.

The following table shows information regarding the grants of such awards among the persons and groups identified below (not including the identified contingent grants).

Stock-Based Awards Previously Granted

Under the Share Incentive Plan

as of April 3, 2015

Name and Position	Number of Restricted A Ordinary Shares	Number of Shares Underlying Stock Options	Total of All Columns in Table # of Shares Covered
Cynthia Y. Valko, Chief Executive Officer and Director	40,055	—	40,055

Thomas M. McGeehan, Executive Vice President and Chief Financial Officer	23,658	—	23,658

William J. Devlin, Jr., Executive Vice President and Chief Claims and Operations Officer of Global Indemnity Group	16,395	—	16,395

Matthew B. Scott, Executive Vice President and Chief Marketing Officer of Global Indemnity Group	10,334	—	10,334

Stephen Green, President of Global Indemnity Re	10,120	—	10,120

All Current Executive Officers as a Group	100,562	—	100,562

All Current Directors Who are not Executive Officers as a Group	64,693	—	64,693

Each Nominee for Election as a Director:
Saul A. Fox	21,250	—	21,250
Stephen A. Cozen	6,675	—	6,675
James W. Crystal	8,727	—	8,727
Seth J. Gersch	12,774	—	12,774
John H. Howes	7,006	—	7,006

All Employees, including all Current Officers Who are Not Executive Officers as a Group	133,639	—	133,639

Equity Compensation Plan Information

For a discussion of equity compensation plan information, please see the disclosure related to equity compensation under “Equity Compensation Plan Information” below.

The following is a summary of the material terms of the Share Incentive Plan, as amended by the Share Incentive Plan Amendment, and does not include all of the provisions of the Share Incentive Plan so amended. For further information about the Share Incentive Plan as so amended, we refer you to a complete copy of the Share Incentive Plan and the Share Incentive Plan Amendment, which are both attached as Exhibit A to this Proxy Statement.

The Share Incentive Plan provides for the issuance of stock options, restricted shares and other share-based awards and performance-based compensation awards (collectively the “Awards”). The Share Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. On April 3, 2015, the market value of the shares underlying contingent awards made under the Share Incentive Plan and the shares available for future grants under the Share Incentive Plan was $49,042,885.98.

Administration

The Share Incentive Plan provides that it will be administered by the Compensation & Benefits Committee of our Board, or another committee of the Board constituted so as to permit awards under the Share Incentive Plan to comply with the “non-employee director” provisions of Rule 16b-3 under the Exchange Act and the “outside director” requirements of Section 162(m) of the Code, or, absent a committee to administer the Share Incentive Plan, the Board. The administrator is empowered to select who may participate in the Share Incentive Plan; determine whether and to what extent Awards are granted; determine the number of A ordinary shares covered by each Award; determine the terms and conditions of any Award, including vesting; subject to the terms of the Share Incentive Plan, modify, amend or adjust the terms and conditions of any Award, including to reduce the exercise price of an outstanding stock option or other share-based award or to cancel and replace stock options with a below Fair Market Value exercise price; determine to what extent and under what circumstances awards or payments thereunder shall be deferred; adopt, alter and repeal administrative rules for the Share Incentive Plan; interpret the terms and provisions of the Share Incentive Plan and any Award issued; adopt any sub-plans as deemed necessary; and otherwise supervise and administer the Share Incentive Plan.

A Ordinary Shares Subject to the Share Incentive Plan; Equity Restructuring Transactions and Acquisition Events

The Share Incentive Plan makes available the number of A ordinary shares described above, subject to adjustments. If any outstanding Award is terminated without being exercised or forfeited, the shares subject to such Awards will again be available for distribution in connection with Awards under the Share Incentive Plan. In addition, in determining the number of A ordinary shares available for Awards other than Incentive Stock Options (“ISOs”), if A ordinary shares have been delivered or exchanged by a participant as full or partial payment to the Company for payment of the exercise price, or for payment of withholding taxes, or if the number of A ordinary shares otherwise deliverable has been reduced for payment of the exercise price or for payment of withholding taxes, the number of A ordinary shares exchanged or reduced as payment in connection with the exercise or for withholding shall again be available for purposes of Awards other than ISOs.

The total number of A ordinary shares subject to any option which may be granted under the Share Incentive Plan to any participant is 300,000 during each fiscal year of Global Indemnity and shall be cumulative; that is, to the extent that A ordinary shares for which options are permitted to be granted during a fiscal year to a participant are not covered by a grant of an option, such A ordinary shares available for grants to such a participant automatically increase in subsequent fiscal years during the term of the Share Incentive Plan until used. The total number of other share based awards, as defined in the Share Incentive Plan, contingent upon the attainment of performance goals granted to any participant in any fiscal year shall not exceed 50,000.

In the event any merger, reorganization, consolidation, recapitalization, spin-off, stock dividend, share split, reverse share split, extraordinary distribution with respect to the A ordinary shares, any sale or transfer of all or part of the Company’s assets or business or other change in corporate structure affecting the A ordinary shares occurs or is proposed (such an event, an “Equity Restructuring”), the administrator shall make such substitution or adjustment in the aggregate number and kind of shares or other property reserved for issuance under the Plan or any limitations under the Plan, in the number, kind and exercise price of shares or other property subject to outstanding Awards, as applicable, and/or such other substitution or adjustments, in each case as the administrator shall determine in its discretion to be appropriate, such that the value of the adjusted shares or other property immediately prior to the Equity Restructuring is the same as the value of such adjusted shares or other property immediately following the Equity Restructuring, provided that, in no case shall such determination adversely affect in any material respect the rights of a participant. In connection with any Equity Restructuring, the administrator may provide, in its sole discretion, for the cancellation of any outstanding stock option and payment in cash or other property in exchange therefor in an amount equal to the excess at such time, if any, of the fair market value of the underlying A ordinary shares over the per share exercise price for such stock options.

In the event of a merger or consolidation in which the Company is not the surviving entity or in the event of any transaction that results in the acquisition of substantially all of the Company’s outstanding A ordinary shares by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company’s assets (all of the foregoing being referred to as “Acquisition Events”), then the administrator may, in its sole discretion, terminate all outstanding stock options, subject to certain notice and acceleration provisions set forth in the Share Incentive Plan.

Participants

Persons who are (a) Global Indemnity’s officers, directors, employees and consultants, (b) at the time of grant may be performing services for Global Indemnity, including officers, directors, employees and affiliates (a “Fox Paine Participant”) of Fox Paine; and (c) non-employee directors of Global Indemnity, are eligible to be granted Awards under the Share Incentive Plan. As of April 3, 2015, approximately 40 employees, including all of our executive officers, would be eligible to participate in the programs approved under the Share Incentive Plan. In addition, a small number of other service providers that we may engage from time-to-time and the non-employee members of the Board would be eligible to receive Awards under the Share Incentive Plan.

Stock Options

A stock option granted under the Share Incentive Plan permits the holder to purchase from Global Indemnity a stated number of A ordinary shares at an exercise price established by the administrator. Stock Options shall be evidenced by an option agreement and are subject to the terms of the Share Incentive Plan. Options will be designated as either nonstatutory stock options or incentive stock options. The exercise price of an option may not be less than the fair market value of an A Ordinary Share on the date of the grant. The exercise price of ISOs granted to a 10% or greater shareholder may not be less than 110% of the fair market value on the date of grant. The term of each stock option shall be determined by the administrator on the date of the grant, but may not exceed ten years (or, in the case of an ISO granted to a 10% or greater shareholder, five years). Stock options are non-transferable other than by will or by laws of descent and distribution or as otherwise permitted to a family member, under the holder’s option agreement and, if such holder of stock options is a party to the Management Shareholders Agreement, subject to the restrictions in the Management Shareholders Agreement dated as of September 5, 2003, as amended and/or restated, among Global Indemnity and certain Fox Paine affiliates (the “Management Shareholders Agreement”). The Management Shareholders Agreement contains certain restrictions on the transferability of the Award, and a right of first refusal and purchase right in favor of Global Indemnity with respect to the Award. Payment of the exercise price of stock options may be made by certified or bank check or such other instrument or method of payment as the administrator may accept. Unless otherwise provided in the award agreement, payment may also be made in the form of fully vested A ordinary shares under specified circumstances. Unless otherwise provided in the applicable award agreement, exercise of a stock option through a broker’s cashless exercise or through “net settlement” in A ordinary shares is also permitted. After termination for any reason other than Cause, as defined in the Share Incentive Plan, including death or disability, of a participant, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. In the absence of a specified time in the option agreement, the option will remain exercisable for ninety (90) days following a termination. However, an option generally may not be exercised later than the expiration of its term. If a participant is terminated for Cause, or at the time the such participant voluntarily terminates employment within ninety (90) days after the occurrence of an event that would be grounds for a termination for Cause, the option will be cancelled immediately upon such termination, and will not then be exercisable by such participant.

Restricted Shares

Restricted share awards are A ordinary shares that vest in accordance with terms and conditions established by the administrator. The administrator shall determine to whom and the time at which grants of restricted shares will be awarded, the number of shares to be awarded to any participant, the purchase price, the vesting conditions, the times within which such awards may be subject to cancellation, repurchase and transfer restrictions and any other terms and conditions of the awards, in addition, with respect to each Fox Paine Participant, to those contained in the Management Shareholders Agreement and the Articles of Association. The terms and conditions of each award shall be evidenced by a restricted share agreement. Unless otherwise specified in the restricted share agreement, upon a participant’s termination for any reason during the relevant restriction period, all unvested restricted shares shall be forfeited.

Other Share-Based Awards

The administrator is authorized to grant other share-based awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to A ordinary shares and to set the terms and conditions of such grants in accordance with the Share Incentive Plan. Other share-based awards may include, but are not limited to, A ordinary shares awarded purely as a bonus and not subject to any restrictions or conditions, A ordinary shares in payment of the amounts due under an incentive or performance plan, share appreciation rights, share equivalent units, and awards valued by reference to book value of A ordinary shares. Unless otherwise provided in the applicable award agreement, the recipient of share-based awards will be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents with respect to the number of A ordinary shares covered by the Award, as determined at the time of the award by the administrator, in its sole discretion.

Performance Criteria

The administrator may design any Award so that the amounts of A ordinary shares payable thereunder are treated as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code. Performance goals established for purposes of an award of performance-based awards intended to comply with Section 162(m) of the Code shall be based on one or more of the following performance criteria: (i) the attainment of certain target levels of, or a specified percentage increase in, revenues, income before taxes and extraordinary items, net income, operating income, earnings before income tax, earnings before interest, taxes, depreciation and amortization or a combination of any or all of the foregoing; (ii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits including, without limitation, that attributable to continuing and/or other operations; (iii) the attainment of certain target levels of, or a specified increase in, operational cash flow; (iv) the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, the Company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by the Committee; (v) earnings per share or the attainment of a specified percentage increase in earnings per share or earnings per share from continuing operations; (vi) the attainment of certain target levels of, or a specified increase in return on capital employed or return on invested capital; (vii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax return on shareholders’ equity; (viii) the attainment of certain target levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula; (ix) the attainment of certain target levels in the fair market value of the shares of the Company’s ordinary shares; (x) the growth in the value of an investment in the Company’s ordinary shares assuming the reinvestment of dividends; (xi) the attainment of a certain level of, reduction of, or other specified objectives with regard to limiting the level in or increase in, all or a portion of controllable expenses or costs or other expenses or costs or a reduction of the loss ratio, expense ratio, or combined ratio; (xii) achievement of certain targets with respect to the Company’s book value, assets or liabilities.

Performance goals may be based upon the attainment of specified levels of Global Indemnity performance under one or more measures described above relative to the performance of other companies. To the extent permitted by Section 162(m) of the Code, the administrator may designate additional business criteria on which performance goals may be based or adjust, modify or amend the aforementioned business criteria.

Term, Amendment and Termination

The Share Incentive Plan expires on February 9, 2019, five years from its adoption by the Board. Awards outstanding as of such date shall not be affected or impaired by the expiration of the Share Incentive Plan and shall remain subject to the Share Incentive Plan’s terms.

Subject to applicable law, the Share Incentive Plan may, at any time, be amended, suspended or terminated, prospectively or retroactively, by the administrator; provided, however, that no amendment, suspension or termination shall be made that is adverse to the rights of a participant under an Award without such participant’s consent unless otherwise provided by law or in the Share Incentive Plan. In addition, shareholder approval may be required to satisfy tax rules applicable to performance-based compensation under Section 162(m) of the Code or to subsequent grants of incentive stock options, or to satisfy other applicable legal or regulatory requirements including exchange listing requirements.

Unfunded Status of Plan

It is intended that the Share Incentive Plan constitute an “unfunded” plan for incentive and deferred compensation.

General Provisions

Restricted A ordinary shares and A ordinary shares issued upon exercise of stock options shall be evidenced in such manner as the Committee may deem appropriate, including book entry registration or issuance of one or more share certificates. Any certificate issued shall be registered and shall bear the appropriate legends, if any.

A participant shall make the necessary arrangements to satisfy any payment or withholding of applicable US federal, state, local or foreign taxes, including, if approved by the administrator, by paying with A ordinary shares, including any A ordinary shares that are part of an Award giving rise to the withholding requirement.

The Share Incentive Plan and all Awards shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

No fractional shares shall be issued under the Share Incentive Plan and no cash settlements shall be made with respect to fractional shares eliminated by rounding.

To the extent required by the administrator, the participant may be required to execute and deliver a shareholder’s agreement or such other documentation as a condition to the receipt of an Award, which shall set forth certain restrictions on transferability of the Award, a right of first refusal of Global Indemnity with respect to the Award, the right of Global Indemnity to purchase the Award and other such terms as the administrator shall establish from time to time.

No Award shall be granted, deferred, accelerated, extended, paid out or modified under the Share Incentive Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a participant. If it is reasonably determined by the administrator that, as a result of Section 409A of the Code, payments or deliveries of A ordinary shares awarded under the Share Incentive Plan may not be made at the time without causing the participant to be subject to taxation under Section 409A of the Code, Global Indemnity will make such payment or delivery of A ordinary shares on the first day that would not result in the participant incurring any tax liability under Section 409A of the Code.

U.S. Federal Income Tax Consequences

Stock option grants under the Share Incentive Plan may be intended to qualify as incentive stock options under Section 422 of the Code or may be non-qualified stock options. Generally, no federal income tax is payable by a participant upon the grant of a stock option and no deduction is taken by the Company. Under current tax laws, if a participant exercises a non-qualified stock option, he or she will have taxable income equal to the difference between the fair market value of the common stock on the exercise date and the stock option exercise price. Global Indemnity will be entitled to a corresponding deduction on its income tax return. A participant will have no taxable income upon exercising an incentive stock option provided that the applicable periods for holding the resulting shares of stock are satisfied (except that alternative minimum tax may apply), and Global Indemnity will receive no deduction when an incentive stock option is exercised. The tax treatment for a participant of a disposition of shares acquired through the exercise of an option depends on how long the shares were held and on whether the shares were acquired by exercising an incentive stock option or a non-qualified stock option. Global Indemnity may be entitled to a deduction in the case of a disposition of shares acquired under an incentive stock option before the applicable holding periods have been satisfied.

For restricted stock awards, no taxes are due when the award is initially made (unless the recipient makes a timely election under Section 83(b) of the Code), but the award becomes taxable when it is no longer subject to a “substantial risk of forfeiture” (i.e., becomes vested or transferable). Income tax is paid at ordinary rates on the value of the stock when the restrictions lapse, and then at capital gain rates when the shares are sold.

Awards granted under the Share Incentive Plan may qualify as “performance-based compensation” under Section 162(m) of the Code in order to preserve federal income tax deductions by Global Indemnity with respect to annual compensation required to be taken into account under Section 162(m) that is in excess of $1 million and paid to Global Indemnity’s Chief Executive Officer or any of the three other most highly compensated executive officers (excluding the Chief Financial Officer). The Compensation Committee may grant awards that do not qualify as “performance-based compensation” under Section 162(m) of the Code, which awards would be subject to the $1 million deductibility limit of Code Section 162(m).

The Share Incentive Plan has been drafted with the intention of avoiding the application of taxes under Section 409A of the Code to any participant on account of the grant, vesting, or settlement of awards.

The chief executive officer of Global Indemnity has an interest in this Proposal Eight as the chief executive officer of Global Indemnity will receive a grant under the Share Incentive Plan if approved. For a discussion of the grant that the chief executive officer will receive under the Share Incentive Plan, please see the New Benefits Plan table in this section above and the disclosure related to executive compensation under “Executive Compensation-Compensation Discussion and Analysis” below.

THE COMPANY REGISTERED UNDER THE SECURITIES ACT OF 1933 THE 2,000,000 SHARES OF A ORDINARY SHARES AUTHORIZED FOR ISSUANCE UNDER THE SHARE INCENTIVE PLAN.